EXHIBIT 4.2

DESCRIPTION OF SECURITIES
The summary of the general terms and provisions of the capital stock of Patterson Companies, Inc. (the “Company”) set forth below does not purport to be complete and is subject to and qualified by reference to the Company’s Restated Articles of Incorporation, as amended from time to time (the “Articles”) and Amended and Restated Bylaws, as amended from time to time (“Bylaws,” and together with the Articles, the “Charter Documents”), each of which is incorporated herein by reference and attached as an exhibit to the Company’s most recent Annual Report on Form 10-K filed with the Securities and Exchange Commission. For additional information, please read the Company’s Charter Documents and the applicable provisions of the Minnesota Business Corporation Act (the “MBCA”).
Capital Stock
The Company is authorized to issue up to 630 million shares of capital stock, consisting of 30 million shares of preferred stock of the par value of one cent ($.01) per share (the “preferred stock”) and 600 million shares of common stock of the par value of one cent ($.01) per share (the “common stock”). The Company’s Board of Directors (the “Board”) may issue the preferred stock from time to time in one or more series without further shareholder approval, each of which series shall have such designation or title and such number of shares as shall be fixed by the Board prior to the issuance of any shares thereof. Each such series of preferred stock will have such voting powers, full or limited, or no voting powers, and such preferences and relative participating, optional or other special rights and such qualifications, limitations or restrictions, as specified by the Board in the resolutions providing for the issue of such series of preferred stock. The Board may also increase or decrease (but not below the number of shares then outstanding) the number of shares of any series of preferred stock subsequent to the issuance of shares of that series.
As of June 16, 2020, there were 95,319,000 shares of common stock issued and outstanding, held of record by 1,809 holders, and no preferred shares issued and outstanding. The transfer agent for the common stock is EQ Shareowner Services, 1110 Centre Pointe Curve, Suite 101, Mendota Heights, Minnesota, 55120, telephone: (800) 468-9716.
Voting Rights
The holders of shares of common stock are entitled to one vote for each share held of record on all matters submitted to a vote of shareholders, including the election of directors. The Articles do not permit cumulative voting.

At a shareholders meeting at which a quorum is present, directors are elected by a majority of the votes present and entitled to vote.

Most corporate actions requiring shareholder approval require the affirmative vote of the greater of (1) a majority of the outstanding shares of common stock present in person or by proxy and entitled to vote and (2) a majority of the minimum number of shares entitled to vote that would constitute a quorum for the transaction of business. However, under the MBCA significant corporate actions, such as certain mergers and dispositions of substantially all of the Company’s assets, plans for the Company’s liquidation, and certain amendments to the Articles, may require a higher voting standard. Dissolution and most mergers require the affirmative vote of the holders of a majority of the voting power of all shares entitled to vote.

Dividend Rights
All holders of shares of common stock are entitled to receive such dividends, if any, as may be declared from time to time by the Board in its discretion from funds legally available therefor and as permitted by the MBCA.

Liquidation Rights
In the event of the Company’s dissolution, the holders of shares of common stock are entitled to receive ratably the net assets of the Company that are available after the payment of all debts and liabilities, subject to the distribution rights of shares of preferred stock, if any, then outstanding.

Preemptive Rights
No shareholder of the Company has any preemptive right to purchase, subscribe for or otherwise acquire any new or additional securities of the Company, or any options or warrants to purchase, subscribe for or otherwise acquire any such new additional securities before the Company may offer them to other persons.

Listing

The Company’s common stock is currently traded on the NASDAQ Global Select Market under the symbol “PDCO.”

Forum Selection
The Bylaws provide that the sole and exclusive forum for (i) any derivative action or proceeding brought on behalf of the Company; (ii) any action asserting a claim for breach of fiduciary duty owed by any director officer or other employee of the Company to the Company or the Company’s shareholders; (iii) any action asserting a claim arising pursuant to any provision of Minnesota Statutes, Chapter 302A; or (iv) any action asserting a claim governed by the internal affairs doctrine, shall be the state and federal courts located in Hennepin County, Minnesota. Purchasing or otherwise acquiring the Company’s shares is deemed to be notice of this forum selection bylaw.

Anti-Takeover Provisions

The Charter Documents and the MBCA contain certain provisions that may discourage an unsolicited takeover of the Company or make an unsolicited takeover of the Company more difficult. The following are some of the more significant anti-takeover provisions that are applicable to the Company:

Blank Check Preferred Stock

The Board, without further shareholder approval, may issue up to approximately 30 million shares of preferred stock and fix the powers, preferences, rights and limitations of such class or series, which could adversely affect the voting power of the common stock and make an unsolicited takeover of the Company more difficult.

Special Meetings of Shareholders; Shareholder Action by Written Consent; and Advance Notice of Shareholder Business Proposals and Nominations

Section 302A.433 of the MBCA provides that special meetings of the Company’s shareholders may be called by the Company’s chief executive officer, chief financial officer, two or more directors, or shareholders holding 10% or more of the voting power of all shares entitled to vote, except that a special meeting demanded by shareholders for the purpose of considering any action to directly or indirectly facilitate or effect a business combination, including any action to change or otherwise affect the composition of the Board for that purpose, must be called by 25% or more of the voting power of all shares entitled to vote. Section 302A.441 of the MBCA also provides that action may be taken by shareholders without a meeting only by unanimous written consent.

Furthermore, the Bylaws provide an advance written notice procedure with respect to shareholder proposals for business at a regular meeting and shareholder nominations of candidates for election as directors. Shareholders at an annual meeting are able to consider only the proposals and nominations specified in the notice of meeting or otherwise brought before the meeting by or at the direction of the Board or by a shareholder that has delivered timely written notice in proper form to the Company’s secretary of the business to be brought before the meeting.

Control Share Provision

Section 302A.671 of the MBCA applies, with certain exceptions, to any acquisition of the Company’s voting stock (from a person other than the Company and other than in connection with certain mergers and exchanges to which the Company is a party) resulting in the acquiring person owning 20% or more of the Company’s voting stock then outstanding. Section 302A.671 requires approval of any such acquisitions by both (i) the affirmative vote of the holders of a majority of the shares entitled to vote, including shares held by the acquiring person, and (ii) the affirmative vote of the holders of a majority of the shares entitled to vote, excluding all interested shares. In general, shares acquired in the absence of such approval are denied voting rights and are redeemable at their then fair market value by the Company within 30 days after the acquiring person has failed to give a timely information statement to the Company or the date the shareholders voted not to grant voting rights to the acquiring person’s shares.

Business Combination Provision

Section 302A.673 of the MBCA generally prohibits the Company or any of its subsidiaries from entering into any merger, share exchange, sale of material assets, liquidation, dissolution, share issuance or reclassification, or similar transaction with a 10% shareholder within four years following the date the person became a 10% shareholder, unless either the transaction or the person’s acquisition of shares is approved prior to the person becoming a 10% shareholder by a committee of all of the disinterested members of the Board. The business combination provision applies to any corporation that has not expressly provided to the contrary in its articles or its bylaws. The Company has not opted out of this provision.

Takeover Offer; Fair Price

Under Section 302A.675 of the MBCA, a person or entity may not acquire shares of the Company within two years following the person’s or entity’s last purchase of shares pursuant to a takeover offer with respect to that class, including acquisitions made by purchase, exchange, merger, consolidation, partial or complete liquidation, redemption, reverse stock split, recapitalization, reorganization, or any other similar transaction, unless (i) the acquisition is approved by a committee of the Board’s disinterested directors before the purchase of any shares by the person or entity pursuant to the earlier takeover offer, or (ii) shareholders are afforded, at the time of the proposed acquisition, a reasonable opportunity to dispose of the shares to the person or entity upon substantially equivalent terms as those provided in the earlier takeover offer.

Greenmail Restrictions
Under Section 302A.553 of the MBCA, the Company is prohibited from buying shares at an above-market price from a greater than 5% shareholder who has held the shares for less than two years unless (i) the purchase is approved by holders of a majority of the outstanding shares entitled to vote or (ii) the Company makes an equal or better offer to all shareholders for all other shares of that class or series and any other class or series into which they may be converted.
Authority of the Board
Under the Bylaws, the Board has the right to fill vacancies on the Board (including a vacancy created by an increase in the size of the Board).

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